Exhibit 2.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt about the contents of this document and/or the action you should take, you are recommended to seek your own personal financial advice from your stockbroker, bank manager, solicitor, accountant or other independent financial adviser authorised under the Financial Services and Markets Act 2000 immediately.

If you have sold or otherwise transferred all of your Property Intelligence Shares (otherwise than pursuant to the Offer), you should immediately send this document, together with the accompanying Form of Acceptance, Form of Proxy and reply paid envelope, to the purchaser or transferee, or to the stockbroker, bank or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee. However, such documents should not be forwarded or transmitted in or into the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan or into any other jurisdiction if to do so would constitute a violation of the relevant laws in such jurisdiction.

This Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or any facility of a national securities exchange of, the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility. Accordingly, neither this document, nor the accompanying Form of Acceptance, Form of Proxy and reply paid envelope is being or may be mailed or otherwise forwarded, distributed, or sent in, into or from the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan. Doing so may render invalid any purported acceptance.

All Property Intelligence Shareholders (including nominees, trustees or custodians) who would, or otherwise intend to, forward this document and its accompanying Form of Acceptance, Form of Proxy and reply paid envelope to any jurisdiction outside the United Kingdom, should read the further details in this regard which are contained in paragraph 6 of Part B and in Part C of Appendix I to this document before taking any action.

Recommended Cash Offer

by

Deloitte & Touche Corporate Finance

on behalf of

CoStar Limited

for the entire issued and to be issued ordinary share capital of

Property Intelligence plc

and

Disposal of Intelligent Addressing Limited

and

Notice of Annual General Meeting

A letter from the Chairman of Property Intelligence recommending the Offer appears on pages 6 to 11 and a letter from Deloitte & Touche Corporate Finance is set out on pages 12 to 18 of this document.

This document should be read in conjunction with the accompanying Form of Acceptance. To accept the Offer, please complete, sign and return the Form of Acceptance as soon as possible, but in any event so as to be received by hand or by post at Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU, no later than 3.00 p.m. on 6 January 2003. The procedure for acceptance of the Offer is set out on pages 32 to 34 of this document and in the accompanying Form of Acceptance. The Offer will remain open for at least 42 days from and including the date of this document.

Deloitte & Touche Corporate Finance is acting for CoStar and CoStar Limited and for no one else in connection with the Offer and will not be responsible to anyone other than CoStar and CoStar Limited for providing the protections afforded to clients of Deloitte & Touche Corporate Finance, or for giving advice in relation to the Offer. Deloitte & Touche Corporate Finance is a division of Deloitte & Touche which is authorised by the Financial Services Authority in respect of regulated activities.

BDO Stoy Hayward Corporate Finance, a division of BDO Stoy Hayward, Chartered Accountants, which is regulated by the Financial Services Authority, is acting only for Property Intelligence and no one else in connection with the Offer and will not regard any other person as its client or be responsible to any person other than Property Intelligence for providing the protections afforded to clients of BDO Stoy Hayward Corporate Finance, nor for giving advice to any such person in relation to the Offer, the contents of this document or any matter referred to herein.

Definitions

The following definitions apply throughout this document, unless the context otherwise requires:

“Act”	the Companies Act 1985 (as amended)

“AGM”	the annual general meeting of Property Intelligence to be held at the offices of Property Intelligence plc, 13-15 John Adam Street, London WC2N 6LD at 10.00 a.m. on 18 December 2002

“BDO Stoy Hayward Corporate Finance”	BDO Stoy Hayward Corporate Finance, a division of BDO Stoy Hayward, Chartered Accountants, of 8 Baker Street, London W1U 3LL, which is regulated by the Financial Services Authority

“CGT”	Capital Gains Tax

“Clickline”	Clickline Limited, a company registered in England and Wales with registered number 4562647

“Code” or “City Code”	the City Code on Takeovers and Mergers

“CoStar”	CoStar Group, Inc.

“CoStar Board” or “CoStar Directors”	the directors of CoStar, as set out in paragraph 2(a) of Appendix IV to this document

“CoStar Group”	CoStar and its subsidiary undertakings as at the date of this document

“Deloitte & Touche Corporate Finance”	Deloitte & Touche Corporate Finance, a division of Deloitte & Touche, of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, which is authorised by the Financial Services Authority in respect of regulated activities

“First Closing Date”	6 January 2003, the first closing date of the Offer

“FOCUS”	FOCUS, the online commercial property information service of Property Intelligence

“Focus Information Business”	the trading operations of Property Intelligence excluding Intelligent Addressing

“Form of Acceptance”	the form of acceptance and authority accompanying this document for use in connection with the Offer

“Form of Proxy”	the form of proxy and authority accompanying this document for use in connection with the AGM

“Independent Directors”	the Property Intelligence Directors excluding Michael Nicholson

“Independent Shareholders”	the Property Intelligence Shareholders other than Michael Nicholson, his spouse and his related family trusts

“Intelligent Addressing”	the Intelligent Addressing business

“Intelligent Addressing Disposal”	the disposal of Intelligent Addressing Limited, a wholly owned subsidiary of Property Intelligence, to Clickline, as set out in paragraph 5.2.5 of Appendix IV to this document

“Melton Registrars Limited”	Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU

“NASDAQ”	the National Association of Securities Dealers Automated Quotation System

“NLPG”	National Land and Property Gazetteer

“Offer”	the recommended cash offer by Deloitte & Touche Corporate Finance on behalf of CoStar Limited to acquire the entire issued and to be issued ordinary share capital of Property Intelligence, on and subject to the terms and conditions set out in this document and Form of

Acceptance, and where the context so requires, any subsequent extension, revision, variation or renewal thereof

“Offer Document”	this document dated 25 November 2002

“Offer Period”	the period commencing on 25 November 2002 until whichever of the following dates shall be the latest: (i) 3.00 p.m. on 6 January 2003, (ii) the date on which the Offer lapses; and (iii) the date on which the Offer becomes unconditional

“Overseas Shareholders”	Property Intelligence Shareholders resident outside of the UK

“p”	UK pence

“Panel”	the Panel on Takeovers and Mergers

“Person”	(other than when used in the expression US Person where it bears the meaning set out below) a person (including an individual, partnership, unincorporated syndicate, limited liability company, limited liability partnership, unincorporated organisation, trust, trustee, executor, administrator or other legal representative and any other entity whether or not having a separate legal personality)

“Property Intelligence”	Property Intelligence plc

“Property Intelligence Approved Scheme”	the approved share option scheme adopted by Property Intelligence on 22 October 1997

“Property Intelligence Board” or “Property Intelligence Directors”	the directors of Property Intelligence, as set out in paragraph 2(c) of Appendix IV to this document

“Property Intelligence EMI Scheme”	the Enterprise Management Incentive share option scheme adopted by Property Intelligence on 31 July 2001

“Property Intelligence Group”	Property Intelligence and its subsidiary undertakings as at the date of this document and, where the context permits, each of them

“Property Intelligence Shareholders”	holders of Property Intelligence Shares

“Property Intelligence Share Option Holders”	holders of options to subscribe for Property Intelligence Shares under the Property Intelligence Share Option Schemes

“Property Intelligence Share Option Schemes”	the Property Intelligence Approved Scheme, the Property Intelligence Unapproved Scheme and the Property Intelligence EMI Scheme

“Property Intelligence Shares”	the existing unconditionally allotted or issued and fully paid ordinary shares of 10p each in Property Intelligence and any further such ordinary shares of Property Intelligence which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date as CoStar Limited may, subject to the City Code or with the consent of the Panel, decide) as a result of the exercise of options granted under the Property Intelligence Share Option Schemes or otherwise

“Property Intelligence Unapproved Scheme”	the unapproved share option scheme adopted by Property Intelligence on 9 September 1998

“Resolutions”	the resolutions to be proposed at the AGM relating to the Intelligent Addressing Disposal and the disapplication of certain pre-emption provisions included in the articles of association of Property Intelligence, as set out in the notice of the AGM at the end of this document

“Securities Act”	the United States Securities Act of 1933, as amended

“subsidiary undertaking”	has the meaning given in section 258 of the Act

“UK” or “United Kingdom”	the United Kingdom of Great Britain and Northern Ireland

“US Person”	US Persons as defined in Regulation S under the Securities Act

“US” or “United States”	the United States of America (including the District of Columbia), its territories and possessions, any state of the United States of America, any area subject to its jurisdictions and any political sub-division thereof

In this document and in the accompanying Form of Acceptance and Form of Proxy all references to statutes or other forms of legislation shall, unless otherwise stated, be to statutes or forms of legislation of the United Kingdom and all references to time shall be to “London time” unless otherwise stated or clear from the context.

Part I

LETTER OF RECOMMENDATION FROM THE CHAIRMAN OF PROPERTY INTELLIGENCE

Property Intelligence plc

(Incorporated and registered in England and Wales under the Companies Act 1985 with registered number 01789170)

Directors:	Registered Office:
G. Anthony T. Turnbull (Chairman)	Ingram House
Michael J.L. Nicholson (Managing Director)	13–15 John Adam Street
Jonathan M. Bray (Executive)	London
Jeremy D.C. Carr-Smith (Executive)	WC2N 6LD
Trevor S. Barratt (Non-Executive)
Neville S. Conrad (Non-Executive)
Christian Guy (Non-Executive)
Adrian H. Martin (Non-Executive)
Jan Thompson (Non-Executive)

25 November 2002

To Property Intelligence Shareholders and, for information only, to the Property Intelligence Share Option Holders

Dear Shareholder

Recommended Cash Offer for Property Intelligence

1.     Introduction

I am writing to advise you that agreement has today been reached with CoStar on the terms of a recommended cash offer to be made by Deloitte & Touche Corporate Finance, on behalf of CoStar Limited, a wholly-owned subsidiary of CoStar, to acquire the whole of the issued and to be issued share capital of Property Intelligence. The Offer is 245p per Property Intelligence Share and values the whole of the existing issued share capital of Property Intelligence at approximately £10.4 million.

The purpose of this letter is to explain the background to the Offer and to explain why the Independent Directors, who have been so advised by BDO Stoy Hayward Corporate Finance, consider the terms of the Offer to be fair and reasonable and are unanimously recommending all Property Intelligence Shareholders to accept the Offer. Property Intelligence Shareholders representing approximately 80.44 per cent. of Property Intelligence’s existing issued share capital have irrevocably undertaken to accept the Offer.

A condition of the Offer is that Intelligent Addressing Limited, currently a wholly-owned subsidiary of Property Intelligence, is sold to Clickline, a company controlled by Michael Nicholson, the Managing Director of Property Intelligence. This letter will provide you with details of the Intelligent Addressing Disposal and details of proposals to disapply the pre-emption provisions on share transfers included in the articles of association of Property Intelligence required in order to implement the Offer, both of which require the approval of Property Intelligence Shareholders. These resolutions will be considered at the AGM of Property Intelligence, notice of which is set out at the end of this document.

In addition the report and accounts for the year ended 31 July 2002 accompany this Offer Document.

2.     Terms of the Offer

The detailed terms of the Offer are set out in the letter from Deloitte & Touche Corporate Finance in Part II of this document. The Offer is being made on the following basis:

for each Property Intelligence Share        245p in cash

The Offer values the whole of the existing issued share capital of Property Intelligence at approximately £10.4 million.

Full details of the terms and conditions of the Offer are set out in Appendix I to this document.

3.     Background to, and reasons for recommending, the Offer

Property Intelligence was formed in 1984, raised £350,000, partly funded under the terms of the Business Expansion Scheme, and launched its first online commercial property information service in 1986, branded as FOCUS. Property Intelligence has grown to become a market leader in its specialist area. Early in 2002, FOCUS was relaunched at a higher price using new innovative software, linking together many different aspects of property information. This new FOCUS service has been very well received and revenue has been rising.

The Property Intelligence Board is aware that in recent years certain Property Intelligence Shareholders have expressed an interest in selling their shares. The Offer by CoStar Limited gives Property Intelligence Shareholders an opportunity to realise their investment at a price which the Property Intelligence Board considers to be appropriate and provides the certainty of an exit at a time when the Property Intelligence Board considers that key parts of the commercial property market in the UK are experiencing a period of slowing growth. In addition, the Property Intelligence Board considers that a cash offer for Property Intelligence Shares has particularly strong attractions in the current investment market.

The Property Intelligence Board believes that CoStar Group’s operations in the US have many similarities to those of Property Intelligence and CoStar Group’s management team has experience in dealing with many of the business issues that also affect Property Intelligence. CoStar Group will be able to offer support and advice to Property Intelligence, especially in the areas of software and systems development, and to make the resources available to expedite the development of projects which Property Intelligence’s management considers important. This investment should result in an enhanced service offering to Property Intelligence’s clients. The Property Intelligence Board believes that the strategy of international expansion pursued by CoStar Group will present opportunities for Property Intelligence’s staff.

The Independent Directors, with their advisers, have, since the approach from CoStar, considered all the relevant options for shareholders, employees and customers. Having carefully considered these alternatives together with the proposal from CoStar, the Independent Directors believe that the Offer should be recommended to Property Intelligence Shareholders.

4.     Irrevocable undertakings to accept the Offer

CoStar Limited has received irrevocable undertakings to accept the Offer from all of the Property Intelligence Directors in respect of their beneficial holdings of Property Intelligence Shares and the holdings of their associated family trusts, together with an irrevocable undertaking to accept the Offer from the spouse of one of the Property Intelligence Directors in respect of her beneficial holding of Property Intelligence Shares. These irrevocable undertakings amount, in aggregate, to 1,475,212 Property Intelligence Shares, representing approximately 34.88 per cent. of the existing issued share capital of Property Intelligence. These irrevocable undertakings will remain binding even in the event of a higher offer being made for Property Intelligence.

CoStar Limited has also received irrevocable undertakings to accept the Offer from certain other Property Intelligence Shareholders in respect of their entire holdings of Property Intelligence Shares, amounting to 1,926,754 Property Intelligence Shares, representing approximately 45.56 per cent. of the existing issued share capital of Property Intelligence. These irrevocable undertakings will remain binding even in the event of a higher offer being made for Property Intelligence.

Accordingly, in aggregate, CoStar Limited has received irrevocable undertakings to accept the Offer from Property Intelligence Shareholders representing approximately 80.44 per cent. of Property Intelligence’s existing issued share capital.

All of the Property Intelligence Share Option Holders, being certain of the Property Intelligence Directors and three executives of Property Intelligence Group, have also irrevocably undertaken to exercise all their options and to accept the Offer in respect of all the Property Intelligence Shares which are as a result issued to them, by a specified date. These irrevocable undertakings will remain binding even in the event of a higher offer being made for Property Intelligence.

Further details of these irrevocable undertakings are set out in paragraph 3 of Appendix IV to this document.

5.     Current trading and future prospects of Property Intelligence

The accompanying report and accounts for the year ended 31 July 2002 show that Property Intelligence generated turnover of £4,186,311 (2001: £3,760,280) an increase of 11 per cent. on the prior year. The loss before tax decreased by 15 per cent. to £200,668 (2001: loss of £235,642). For the year ended 31 July 2002, the Focus Information Business generated turnover of £3,818,055 (2001: £3,338,977), an increase of 14.3 per cent. on the prior year and operating profit of £416,585 (2001: £2,902), as shown in note 2 of Appendix II on page 40 of this document. Further financial information on Property Intelligence is set out in the accompanying report and accounts and in Appendix II to this document.

The Focus Information Business is continuing to trade profitably and the take up of the new version of FOCUS is proceeding according to plan. The Property Intelligence Board views the future with confidence.

6.     Management and employees

The CoStar Directors have confirmed that the existing employment rights, including pension rights, of the employees of Property Intelligence will be fully safeguarded following the Offer and that it is their intention to develop the Property Intelligence business within the enlarged CoStar Group.

If the Offer becomes or is declared unconditional in all respects, all the Property Intelligence Directors, except for Jonathan Bray and Jeremy Carr-Smith, will resign from the Property Intelligence Board. Michael Nicholson will continue to advise Property Intelligence as an independent contractor. In addition, Jonathan Bray will be appointed to the board of CoStar Limited and Matthew Hopkinson will be appointed to the board of Property Intelligence should the Offer become wholly unconditional. Further details of the proposed arrangements with the directors of Property Intelligence are set out in paragraph 4 of Appendix IV to this document.

7.     Property Intelligence Share Option Schemes

The Offer will extend to any Property Intelligence Shares issued or unconditionally allotted fully paid (or credited as fully paid) as a result of the exercise of options or other rights or entitlements granted under the Property Intelligence Share Option Schemes while the Offer remains open for acceptance.

CoStar Limited will, as required under the City Code (unless otherwise approved by the Panel), make appropriate proposals to holders of options under the Property Intelligence Share Option Schemes in respect of unexercised options.

8.     Inducement fee

In order to facilitate the making of the Offer, Property Intelligence has agreed with CoStar that it will pay CoStar an amount equal to 1 per cent. of the value of the Offer if certain events occur, including, inter alia, if any one of the Property Intelligence Directors:

(i)  recommends a competing offer; or

(ii)  revokes his recommendation of the Offer.

Further details of the inducement fee are set out in paragraph 5 of Appendix IV to this document.

9.     Taxation

Your attention is drawn to paragraph 14 headed “United Kingdom taxation” in the letter from Deloitte & Touche Corporate Finance on pages 12 to 18 of this document. If you are in any doubt as to your own tax position you should consult an appropriate professional adviser immediately.

10.     Intelligent Addressing

Intelligent Addressing was established as a separate division within Property Intelligence to develop the NLPG, a national address database established by Property Intelligence in a joint venture with local government in 1999. Apart from its responsibility for developing and managing the central NLPG maintenance hub, Intelligent Addressing also has responsibility for the commercial exploitation of the NLPG. In addition, Intelligent Addressing offers data-matching services linking clients’ datasets together and to the NLPG.

Intelligent Addressing has required substantial investment since 1999, all of which has been written off in the accounts of Property Intelligence. Whilst Intelligent Addressing continues to have significant potential, it is currently loss making and, in the opinion of the Independent Directors, there is uncertainty as to when the business will become profitable.

CoStar Limited does not wish to acquire Intelligent Addressing. In order to facilitate the Offer, Property Intelligence has transferred Intelligent Addressing, together with £250,000 in cash, to its subsidiary Intelligent Addressing Limited and, on 25 November 2002, agreed to sell Intelligent Addressing Limited to Clickline, a company controlled by Michael Nicholson, for £250,001 in cash. In the year ended 31 July 2002, Intelligent Addressing generated turnover of £321,296 and incurred a loss before taxation of £462,254. Unaudited net assets of Intelligent Addressing as at 31 October 2002, including the £250,000 cash referred to above were £348,479. The Intelligent Addressing Disposal is conditional on the approval of Independent Shareholders and on the Offer becoming or being declared wholly unconditional (save as to completion of the Intelligent Addressing Disposal itself).

In considering the disposal of Intelligent Addressing Limited to Clickline, the Independent Directors have taken the following factors into consideration:

•	Intelligent Addressing remains embryonic and speculative and will require significant future funding;

•	There is, in the opinion of the Independent Directors, little likelihood of a sale of Intelligent Addressing in the current circumstances to any party other than Clickline, and

•	If the business were to be closed, Property Intelligence would incur closure costs and would be unlikely to achieve book value on the realisation of Intelligent Addressing’s assets.

If Clickline completes the acquisition, existing Property Intelligence Shareholders will be offered the opportunity to invest in Intelligent Addressing Limited in proportion to their existing shareholdings. I am today writing separately to Property Intelligence Shareholders in this regard.

Accordingly, the Independent Directors consider that the sale of Intelligent Addressing Limited to Clickline is in the best interests of Property Intelligence and its Shareholders.

Further details of the Intelligent Addressing Disposal are set out in paragraph 5 of Appendix IV to this document.

Your attention is drawn to the AGM of Property Intelligence to be held at the offices of Property Intelligence plc, Ingram House, 13-15 John Adam Street, London WC2N 6LD, at 10.00 a.m. on 18 December 2002 to approve, inter alia, the terms of the Intelligent Addressing Disposal. In view of his involvement with Clickline and as required by the City Code, Michael Nicholson, a substantial shareholder in Property Intelligence, will not vote on the resolution to approve the Intelligent Addressing Disposal at the AGM and the vote will be taken on a poll.

BDO Stoy Hayward Corporate Finance considers the terms of the Intelligent Addressing Disposal to be fair and reasonable so far as the Independent Shareholders are concerned.

11.     Annual General Meeting

The AGM has been convened for 10.00 a.m. on 18 December 2002 in order to propose five resolutions to Property Intelligence Shareholders. The full text of these resolutions is set out in the notice of meeting at the end of this document.

The resolutions include an ordinary resolution to approve the sale by Property Intelligence of its entire shareholding in Intelligent Addressing Limited to Clickline, a company controlled by Michael Nicholson, on and subject to the terms and conditions of an agreement dated 25 November 2002 between Clickline and Property Intelligence. This approval is required under the City Code and under section 320 of the Act, as this transaction constitutes a substantial property transaction involving a director and the consideration agreed for the Intelligent Addressing Disposal is greater than £100,000.

The resolutions also include a special resolution to disapply certain pre-emption provisions on transfers of Property Intelligence Shares included in the articles of association of Property Intelligence, so as to enable Property Intelligence Shareholders to accept the Offer and transfer freely their Property Intelligence Shares pursuant to the Offer.

The other ordinary resolutions to be proposed at the AGM relate to the adoption of the report and accounts of Property Intelligence for the year ended 31 July 2002, the re-appointment of Rees Pollock as auditors to Property Intelligence together with the authorisation of the Property Intelligence Board to determine their remuneration as auditors and the approval of a £10,000 ex gratia payment to Anthony Turnbull, the Chairman of Property Intelligence.

In the event that the Intelligent Addressing Disposal is not approved at the AGM, the Offer will lapse.

In this event, CoStar Limited may, with the recommendation of the board of Property Intelligence and subject to the consent of the Panel, consider, at a later date, making a further offer for Property Intelligence (including Intelligent Addressing Limited). It should be noted that, in this eventuality, the CoStar Directors believe it is unlikely that the value of any offer then made would be as high as the Offer.

In the event that the disapplication of certain pre-emption provisions included in the articles of association of Property Intelligence is not approved at the AGM, it will not be possible for the Property Intelligence Shares to be transferred to CoStar Limited pursuant to the Offer and, accordingly, the Offer will lapse.

A Form of Proxy is enclosed which should be completed in accordance with the instructions contained therein.

Commitments to vote in favour of the resolution approving the Intelligent Addressing Disposal have been given to CoStar Limited in respect of 2,268,689 Property Intelligence Shares from Property Intelligence Shareholders who are eligible to vote on that resolution at the AGM, representing approximately 73.28 per cent. of Property Intelligence’s existing issued share capital excluding the Property Intelligence Shares held by Michael Nicholson, members of his immediate family and connected persons.

Commitments to vote in favour of the resolution approving the disapplication of certain pre-emption provisions of the articles of association of Property Intelligence for the purposes of the Offer have been given to CoStar Limited in respect of 3,401,966 Property Intelligence Shares, representing approximately 80.44 per cent. of Property Intelligence’s existing issued share capital.

12.     Further information

Your attention is drawn to the further information, including financial information on CoStar Group and Property Intelligence Group, set out in the Appendices to this document.

13.     Action to be taken

(a)  To accept the Offer

The procedure for accepting the Offer is set out in the letter from Deloitte & Touche Corporate Finance in Part II of this document and in the accompanying Form of Acceptance. In order to accept the Offer, you should complete the enclosed Form of Acceptance in accordance with the instructions printed thereon. A reply paid envelope is enclosed for your convenience. If you wish to accept the Offer, please return the completed Form of Acceptance as soon as possible and in any event so as to be received no later than 3.00 p.m. on 6 January 2003, being the First Closing Date.

(b)  AGM

Whether or not you intend to be present at the AGM, you are requested to complete and return the Form of Proxy so as to be received by Melton Registrars Limited by 10.00 a.m. on 16 December 2002.

14.     Recommendation

In view of his interest in Clickline, Michael Nicholson has not participated in the Property Intelligence Board’s consideration of the Offer. Accordingly, the Independent Directors, who have been so advised by BDO Stoy Hayward Corporate Finance, consider the terms of the Offer to be fair and reasonable. In providing its advice, BDO Stoy Hayward Corporate Finance has taken into account the commercial assessments of the Independent Directors.

The Independent Directors unanimously recommend that Property Intelligence Shareholders accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings amounting, in aggregate, to 341,935 Property Intelligence Shares representing approximately 8.09 per cent. of the existing issued share capital of Property Intelligence. Michael Nicholson has also irrevocably undertaken to accept the Offer in respect of his own beneficial holdings amounting, in aggregate, to 722,189 Property Intelligence Shares representing approximately 17.08 per cent. of the existing issued share capital of Property Intelligence.

The Independent Directors, who have been so advised by BDO Stoy Hayward Corporate Finance, consider the terms on which Clickline is to acquire Intelligent Addressing Limited to be fair and reasonable so far as the Independent Shareholders are concerned. The Independent Directors believe that the acquisition by Clickline of Intelligent Addressing Limited is in the best interests of Property Intelligence and the Independent

Shareholders and accordingly unanimously recommend you vote in favour of the resolution to be proposed at the AGM to approve the Intelligent Addressing Disposal.

The Independent Directors also unanimously recommend you vote in favour of the resolution to be proposed at the AGM to approve the disapplication of certain pre-emption provisions included in the articles of association of Property Intelligence.

Yours sincerely

G. Anthony T. Turnbull
Chairman

PART II

LETTER FROM DELOITTE & TOUCHE CORPORATE FINANCE

25 November 2002

To Property Intelligence Shareholders and, for information only, to the Property Intelligence Share Option Holders

Dear Sir or Madam

Recommended Cash Offer for Property Intelligence

1.     Introduction

The boards of CoStar and Property Intelligence announced today that they have reached agreement on the terms of a recommended cash offer, to be made by Deloitte & Touche Corporate Finance on behalf of CoStar Limited, a wholly-owned subsidiary of CoStar, to acquire the whole of the issued and to be issued share capital of Property Intelligence. This document contains the formal terms of the offer for your Property Intelligence Shares and is accompanied by, and should be read in conjunction with, the Form of Acceptance.

Your attention is drawn to the letter from the Chairman of Property Intelligence set out in Part I of this document, which sets out the reasons why the Independent Directors, who have been so advised by BDO Stoy Hayward Corporate Finance, consider the terms of the Offer to be fair and reasonable and unanimously recommend Property Intelligence Shareholders to accept the Offer.

To accept the Offer, you should complete and return the Form of Acceptance as soon as possible by hand or by post and, in any event, so as to be received not later than 3.00 p.m. on 6 January 2003, to Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU. Your attention is drawn to paragraph 15 of this letter which sets out the procedure for acceptance of the Offer, and to the further terms of the Offer set out in Appendix I to this document and in the Form of Acceptance.

2.     The Offer

On behalf of CoStar Limited, Deloitte & Touche Corporate Finance hereby offers to acquire, on the terms and conditions set out in this document and in the Form of Acceptance, all of the Property Intelligence Shares on the following basis:

for each Property Intelligence Share       245p in cash

The Offer values the whole of the existing issued share capital of Property Intelligence at approximately £10.4 million.

3.     Terms and conditions of the Offer

The Property Intelligence Shares which are the subject of the Offer will be acquired by CoStar Limited fully paid, or credited as fully paid, and free from all charges, liens, equitable interests, encumbrances, rights of pre-emption and any other third party rights or interests of any nature whatsoever together with all rights now or hereafter attaching thereto, including the right to receive all dividends and any other distributions declared, made or paid on or after the date hereof.

The Offer is conditional, inter alia, upon valid acceptances being received by not later than 3.00 p.m. on 6 January 2003 (or such later time(s) and/or date(s) as CoStar Limited may decide) in respect of not less than 90 per cent. (or such lesser percentage as CoStar Limited may decide) in nominal value of the Property Intelligence Shares to which the Offer relates, provided that the condition will not be satisfied unless CoStar Limited has by that date acquired or agreed to acquire Property Intelligence Shares carrying over 50 per cent. of the voting rights then exercisable at a general meeting of Property Intelligence.

In addition, the Offer is conditional on the completion of the Intelligent Addressing Disposal which requires the passing at the AGM (or at any adjournment thereof) of a resolution approving the Intelligent Addressing Disposal, and on the passing of a resolution disapplying certain pre-emption provisions included in the articles of association of Property Intelligence for the purpose of the Offer.

In the event that the Intelligent Addressing Disposal is not approved at the AGM the Offer will lapse. In this event, CoStar Limited may, with the recommendation of the Property Intelligence Directors and subject to the consent of the Panel, consider making a further offer for Property Intelligence (including Intelligent Addressing Limited) at a later date. It should be noted that, in this eventuality, the CoStar Directors believe it is unlikely that the price of any offer then made would be as high as the Offer.

In the event that the disapplication of certain pre-emption provisions of the articles of association of Property Intelligence is not approved at the AGM, it will not be possible for the Property Intelligence Shares to be transferred to CoStar Limited pursuant to the Offer and, accordingly, the Offer will lapse.

The Offer is made on the conditions and terms set out in Appendix I to this document and in the Form of Acceptance.

4.     Irrevocable undertakings to accept the Offer

CoStar Limited has received irrevocable undertakings to accept the Offer in respect of, in aggregate, 3,401,966 Property Intelligence Shares, representing approximately 80.44 per cent. of the existing issued share capital of Property Intelligence. These comprise:

(i)	irrevocable undertakings to accept the Offer from all of the Property Intelligence Directors in respect of their beneficial holdings of Property Intelligence Shares and the holdings of their associated family trusts, together with an irrevocable undertaking to accept the Offer from the spouse of one of the Property Intelligence Directors in respect of her beneficial holding of Property Intelligence Shares. These irrevocable undertakings amount, in aggregate, to 1,475,212 Property Intelligence Shares, representing approximately 34.88 per cent. of the existing issued share capital of Property Intelligence which shall remain binding in the event of a higher competing offer; and

(ii)	irrevocable undertakings to accept the Offer from certain other Property Intelligence Shareholders in respect of their entire holdings of Property Intelligence Shares, amounting to 1,926,754 Property Intelligence Shares, representing approximately 45.56 per cent. of the existing issued share capital of Property Intelligence, which shall remain binding in the event of a higher competing offer.

All of the Property Intelligence Share Option Holders, being certain of the Property Intelligence Directors and three executives of Property Intelligence Group, have also irrevocably undertaken to exercise all their options and to accept the Offer in respect of all the Property Intelligence Shares which are as a result issued to them, by a specified date.

Further details of these irrevocable undertakings are set out in paragraph 3 of Appendix IV to this document.

5.     Background to and reasons for the Offer

The CoStar Board recognises that commercial real estate is not a local business, and that commercial real estate information providers who offer detailed, multi-city information are able to provide a better quality of service to their customers. Therefore, the CoStar Board’s strategy has been to continue to expand CoStar Group’s business into new markets. In 1993, CoStar Group offered products covering two US geographic markets. Today, through acquisitions and internal growth, CoStar Group offers products covering 50 US geographic markets.

By acquiring Property Intelligence, CoStar Group will be able to continue to expand its geographic reach by having operations and products in the UK. The CoStar Board believes that with the addition of a UK operation, CoStar Group will be able to improve its service to its customers and will be able to penetrate new client segments. For example, many of CoStar Group’s current large customers have operations and clients with leasing requirements in the UK and the CoStar Board believes that these customers would benefit from receiving UK commercial real estate information from CoStar Group. In addition, the CoStar Board believes that a UK operation marks a major step toward its long-term goal of creating an information system for its clients that will support global investment decisions in the commercial real estate industry. Furthermore, the CoStar Board believes that the provision of both US and UK commercial real estate information may allow CoStar Group to reach new client segments, such as financial analysts, that have a need for international commercial real estate information.

The CoStar Directors also believe that, given the similarity in the businesses of CoStar Group and Property Intelligence, the combination of these businesses should create an opportunity for CoStar Group to leverage its competitive advantages in software, management, capital, client relationships, scale and brand. The CoStar Board believes that CoStar Group should be able to use these advantages to achieve a growth in sales and an improvement in margins that would be difficult for Property Intelligence to achieve independently. In particular, the CoStar Board believes that the acquisition of Property Intelligence will allow CoStar Group to use its expertise in developing software and research methodologies to improve the products of Property Intelligence. Finally, in view of CoStar Group’s extensive range of products and services, the CoStar Board believes that, over time, the acquisition should enhance Property Intelligence’s product offerings.

6.     Information on Property Intelligence

Property Intelligence is a leading provider of commercial real estate information services in the UK. Property Intelligence has approximately 700 customers, including the top 20 chartered surveyors in the UK. Property Intelligence’s main products include FOCUS, a system that provides information on buildings, available space, lease deals, requirements, occupiers, comparable sales, planning information and photographs of buildings across the UK, and P.R.I.D.E., a space availability system for central London and the rest of England and Wales.

Further financial information on Property Intelligence Group is included in Appendix II to this document.

7.     Information on CoStar Group and CoStar Limited

CoStar Group is a provider of information services to the US commercial real estate industry. CoStar Group’s suite of products offers customers access to a comprehensive, verified database of commercial real estate information in 50 US geographic markets.

CoStar Group delivers its content to customers through 10 distinct products and services, which include a leasing marketplace, a selling marketplace, sales comparable information, data hosting for clients’ web sites, decision support, contact management, tenant information, property data integration, property marketing and industry news. As at 30 September 2002, CoStar Group’s database contained information on more than 24 billion square feet of commercial real estate, approximately 690,000 sales comparables and approximately 650,000 tenants and covered more than US$77 billion in properties for sale.

Revenues for CoStar Group for the year ended 31 December 2001 were US$72.5 million (2000: US$58.5 million). As at 31 December 2001, CoStar Group had net assets of US$108.0 million (2000: US$126.4 million).

CoStar’s market capitalisation as reported by NASDAQ, as at close of trading on 22 November 2002 (being the latest practicable date prior to the date of this document), was approximately US$299 million. As at 30 September 2002, CoStar Group employed approximately 800 people in the US.

CoStar Limited, which is a wholly-owned subsidiary of CoStar, was incorporated as a private limited company in England on 14 November 2002 for the purpose of making the Offer.

Further financial information on CoStar Group is included in Appendix III to this document.

8.     Current trading and future prospects of CoStar Group

On 22 October 2002 CoStar Group announced its unaudited results for the three month and nine month periods ended 30 September 2002.

In the nine months ended 30 September 2002, CoStar Group achieved revenues of US$58.7 million, which represented an increase of approximately 8.9 per cent. on revenues in the comparable period in 2001. During the first nine months of 2002, CoStar Group’s losses decreased as compared to the first nine months of 2001. CoStar Group’s net cash provided by operating activities was US$3.6 million for the nine months ended 30 September 2002. As at 30 September 2002, CoStar Group had net assets of US$104.7 million, including cash, cash equivalents and short term investments of, in aggregate, US$42.6 million.

The CoStar Board believes that in 2003 CoStar Group will continue to face a slow economic environment in the commercial real estate sector, particularly in leasing operations. However, the CoStar Board expects that CoStar Group’s revenues for 2003 will increase over revenues for 2002 and that its earnings in 2003 will improve over its earnings in 2002.

CoStar Group continues to develop and distribute new services. For example, in the fourth quarter of 2002, CoStar Group expects to release CoStar Web Property, which is the web-based version of CoStar Group’s flagship product, CoStar Property.

9.     Management and employees

The CoStar Directors have confirmed that the existing employment rights, including pension rights, of the employees of Property Intelligence will be fully safeguarded following the Offer and that it is their intention to develop the Property Intelligence business within the enlarged CoStar Group.

If the Offer becomes or is declared unconditional in all respects, all the Property Intelligence Directors, except for Jonathan Bray and Jeremy Carr-Smith, will resign from the Property Intelligence Board. Michael Nicholson will continue to advise Property Intelligence as an independent contractor. In addition, Jonathan Bray will be appointed to the board of CoStar Limited and Matthew Hopkinson will be appointed to the board of Property Intelligence should the Offer become wholly unconditional. Further details of the proposed arrangements with the directors of Property Intelligence are set out in paragraph 4 of Appendix IV to this document.

10.     Property Intelligence Share Option Schemes

The Offer will extend to any Property Intelligence Shares issued or unconditionally allotted fully paid (or credited as fully paid) as a result of the exercise of options or other rights or entitlements granted under the Property Intelligence Share Option Schemes while the Offer remains open for acceptance.

CoStar Limited will, as required under the City Code (unless otherwise approved by the Panel), make appropriate proposals to holders of options under the Property Intelligence Share Option Schemes in respect of unexercised options.

11.     Inducement fee

In order to facilitate the making of the Offer, Property Intelligence has agreed with CoStar that it will pay CoStar an amount equal to 1 per cent. of the value of the Offer if certain events occur, including, inter alia, if any one of the Property Intelligence Directors:

(i)  recommends a competing offer; or

(ii)  revokes his recommendation of the Offer.

Further details in relation to the inducement fee are set out in paragraph 5 of Appendix IV to this document.

12.     Compulsory acquisition

On receipt of valid acceptances in respect of not less than 90 per cent. of the Property Intelligence Shares which are the subject of the Offer, CoStar Limited intends to apply the provisions of sections 428 to 430F (inclusive) of the Act to exercise its rights to acquire compulsorily any remaining Property Intelligence Shares not already owned by CoStar Limited in respect of which valid acceptances have not been received.

13.     Financing of the Offer

Full acceptance of the Offer would require the payment by CoStar Limited of a maximum of £ 11.1 million in cash (assuming full exercise of options under the Property Intelligence Share Option Schemes). Deloitte & Touche Corporate Finance has confirmed that the necessary financial resources are available to CoStar Limited to enable CoStar Limited to implement the Offer in full.

14.     United Kingdom taxation

The following paragraphs, which are intended as a general guide only, are based on current legislation and Inland Revenue practice. They summarise certain limited aspects of the UK taxation treatment of accepting the Offer. The information relates only to the position of Property Intelligence Shareholders who hold their Property Intelligence Shares as investments and (except to the extent that express reference to the position of non-UK residents is made) who are resident or ordinarily resident in the United Kingdom for taxation purposes.

If you are in any doubt as to your taxation position or if you are subject to taxation in any jurisdiction other than the United Kingdom, you should consult an appropriate professional adviser without delay.

(a)  Taxation of chargeable gains (“CGT”)

Liability to CGT will depend on the individual circumstances of each Property Intelligence Shareholder. The receipt of cash under the Offer by a Property Intelligence Shareholder will constitute a disposal, or part disposal, of his Property Intelligence Shares which may, depending on the Property Intelligence Shareholder’s individual circumstances, give rise to a liability to CGT.

(b)  Stamp duty and stamp duty reserve tax (“SDRT”)

No stamp duty or SDRT will be payable by Property Intelligence Shareholders as a result of their acceptance of the Offer.

15.     Procedure for acceptance of the Offer

This section should be read together with Part C of Appendix I to this document and the notes on the Form of Acceptance.

If you are in any doubt as to the procedure for acceptance, please contact Melton Registrars Limited by telephone on 01582 405333.

Additional Forms of Acceptance are available from Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU (Telephone number: 01582 405333).

(a)  Completion of Form of Acceptance

(i)	To accept the Offer in respect of all of your Property Intelligence Shares

To accept the Offer in respect of all of your Property Intelligence Shares you must complete Boxes 1 and 3 and sign Box 2 and, if appropriate, complete Box 4 and/or Box 5. In all cases sign Box 2 on the Form of Acceptance in accordance with the instructions printed thereon. If no number or a number greater than your entire holding of Property Intelligence Shares is written in Box 1 and you have signed Box 2, you will be deemed to have accepted the Offer in respect of your entire holding of Property Intelligence Shares. The Form of Acceptance must be completed in the presence of an independent witness who should also sign in accordance with the instructions printed thereon.

(ii)	To accept the Offer in respect of less than all of your Property Intelligence Shares

To accept the Offer in respect of less than all of your Property Intelligence Shares, you must insert in Box 1 of the Form of Acceptance such lesser number of Property Intelligence Shares in respect of which you wish to accept the Offer in accordance with the instructions printed thereon. You should then follow the procedure set out in paragraph (i) above in respect of such lesser number of Property Intelligence Shares. If you do not insert a number in Box 1 or you insert a number greater than your entire holding of Property Intelligence Shares but your acceptance is otherwise valid, a valid acceptance will be deemed to have been given in respect of your entire holding of Property Intelligence Shares.

If you have any questions as to how to complete the Form of Acceptance, please telephone Melton Registrars Limited on 01582 405333.

(b)  Return of Form of Acceptance

Return your Form of Acceptance, duly completed and signed and accompanied by your share certificate(s) and/or other document(s) of title, by post or by hand to Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU, as soon as possible and, in any event, so as to arrive no later than 3.00 p.m. on 6 January 2003. A reply paid envelope is enclosed for documents lodged by post from within the UK.

Any Form of Acceptance received in an envelope postmarked in the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan or otherwise appearing to CoStar Limited or its agents to have been sent from any of those countries or by a North American person will not constitute a valid acceptance of the Offer, subject to certain exceptions. For further information on Overseas Shareholders, see paragraph (e) below and paragraph 6 of Part B of Appendix I.

(c)  Property Intelligence Share Certificates

The completed, signed and witnessed Form of Acceptance should be accompanied by the relevant share certificate(s) and/or other document(s) of title. If your Property Intelligence Share certificate(s) and/or other document(s) of title is/are with your stockbroker, bank or other agent, you should complete the Form(s) of Acceptance and, if the certificate(s) and/or other document(s) of title is/are readily available, arrange for them to be lodged by such agent with Melton Registrars Limited accompanied by the share certificate(s) and/or other document(s) of title by no later than 3.00 p.m. on 6 January 2003.

If your Property Intelligence Share certificate(s) and/or other document(s) of title are not readily available, lodge the Form(s) of Acceptance with Melton Registrars Limited duly completed together with a letter stating that the “certificates are to follow”, and arrange for the certificate(s) and/or other document(s) of title to be forwarded to Melton Registrars Limited as soon as possible thereafter. It will be helpful for your agent, unless he is in the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan, to be informed of the full terms of the Offer. If any share certificate has been lost, complete and lodge the Form(s) of Acceptance together with any available share certificate(s) and/or other document(s) of title with Melton Registrars Limited, and ask Melton Registrars Limited for a letter of indemnity which should be completed in accordance with the instructions given and immediately thereafter lodged with Melton Registrars Limited in support of the Form(s) of Acceptance. No acknowledgement of receipt of documents will be given.

(d)  Validity of Acceptance

Without prejudice to Parts B and C of Appendix I, CoStar Limited and Deloitte & Touche Corporate Finance reserve the right, subject to the provisions of the City Code, to treat as valid in whole or in part any acceptance of the Offer which is not entirely in order or which is not accompanied by (as applicable) the relevant share certificate(s) and/or other document(s) of title, or which is received by it at a place or places other than as set out in this document. In that event, no payment of cash under the Offer will be made until after (as applicable) the relevant share certificate(s) and/or other document(s) of title or indemnities satisfactory to CoStar Limited have been received.

(e)  Overseas Shareholders

The attention of Property Intelligence Shareholders who are citizens or nationals of, residents in or otherwise located in jurisdictions outside the United Kingdom (and in particular any such holders who are citizens or nationals of, residents in or otherwise located in the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan) and any person (including without limitation, any nominee, custodian or trustee) who may have an obligation to forward this document outside the United Kingdom is drawn to paragraph 6 of Part B of Appendix I and Part C of Appendix I to this document and to the relevant provisions of the Form of Acceptance.

The availability of this Offer to persons not resident in or otherwise located outside the United Kingdom may be affected by the laws of the relevant jurisdiction. Persons who are not resident in, or otherwise located outside the United Kingdom, should inform themselves about, and observe, all applicable requirements. If you are resident in any jurisdiction other than the United Kingdom you are advised to consult a professional adviser immediately.

The Offer is not being made, directly or indirectly, in or into, or by use of the mails, or by any means or instrumentality (including, without limitation, telephonically or electronically) of interstate or foreign commerce of, or of any facility of a national or state securities exchange of, the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan and will not be capable of acceptance by any such use, means, instrumentality or facility within the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan. Persons wishing to accept the Offer should not use such mails or any such means, instrumentality or facility for any purpose directly or indirectly related to the Offer since doing so may render invalid any purported acceptance of the Offer. Accordingly, any Property Intelligence Shareholders who are unable to give the warranty set out in paragraph (b) of Part C of Appendix I to this document may be deemed not to have accepted the Offer.

Copies of this document are not being, and must not be, mailed, or otherwise forwarded, distributed or sent in, into or from the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan and persons receiving this document (including nominees, custodians or trustees) must not distribute or send it in, into or from the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan. Doing so may invalidate any related purported acceptance.

A Form of Acceptance contained in an envelope postmarked the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan or otherwise appearing to CoStar Limited or its agents to have been sent from the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan will not constitute a valid acceptance of the Offer. For further information see paragraph 6 of Part B of Appendix I and Part C of Appendix I to this document and the relevant provisions in the Form of Acceptance.

All Property Intelligence Shareholders (including custodians, nominees and trustees) who would forward, or otherwise intend to forward this document and/or the Form of Acceptance to any jurisdiction outside the UK, should read the further details in this regard which are contained in paragraph 6 of Part B of Appendix I and in Part C of Appendix I before taking any action.

If you are in any doubt as to the procedure for acceptance, please contact Melton Registrars Limited on 01582 405333.

16.     Settlement

Subject to the Offer becoming or being declared unconditional in all respects, settlement of the consideration to which any Property Intelligence Shareholder validly accepting the Offer is entitled will be effected (except as provided in paragraph 6 of Part B of Appendix I in the case of certain Overseas Shareholders):

(i)	in the case of acceptances received, complete in all respects, by the date on which the Offer becomes or is declared unconditional in all respects, no later than 14 days after such date; or

(ii)	in the case of acceptances received, complete in all respects, after the date on which the Offer becomes or is declared unconditional in all respects but while it remains open for acceptance, no later than 14 days after such receipt.

The cash consideration to which an accepting Property Intelligence Shareholder is entitled will be despatched (but not in or into the United States, Canada, the Republic of Ireland, South Africa, Australia or Japan) by first class post (or by such other method as the Panel may approve). All such payments will be made in pounds sterling by cheque drawn on a branch of a UK clearing bank. If the Offer does not become or is not declared unconditional in all respects, the relevant Form of Acceptance, share certificate(s) and/or other document(s) of title will be returned by post (or by such other method as may be approved by the Panel) within 14 days of the Offer lapsing to the person or agent whose name and address (outside the United States, Canada, the Republic of Ireland, South Africa, Australia and Japan) is set out in Box 3 or, if appropriate, Box 5 on the Form of Acceptance or, if none is set out, to the first named holder at his or her registered address (outside the United States, Canada, the Republic of Ireland, South Africa, Australia and Japan).

All communications, notices, remittances, certificates and documents of title sent by, to, or from Property Intelligence Shareholders or their appointed agents will be sent at their own risk and may be sent by post.

17.     Further information

The Offer will remain open for acceptance until 3.00 p.m. on 6 January 2003, or such later time(s) and/or date(s) as CoStar Limited may decide in accordance with the provisions contained in paragraph 1 of Part B of Appendix I to this document.

Your attention is drawn to the further information in the Appendices which form part of this document and the accompanying Form of Acceptance.

18.     Action to be taken

To be valid, completed Forms of Acceptance should be despatched as soon as possible but in any event so as to be received no later than 3.00 p.m. on 6 January 2003 by post or by hand at Melton Registrars Limited, PO Box 30, Cresta House, Alma Street, Luton LU1 2PU.

Yours faithfully
for Deloitte & Touche Corporate Finance

JONATHAN HINTON
Partner